# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aardvark Therapeutics, Inc., CIK 0001774857
CUSIP: 002942100
Title of class of securities: Common Stock, par value $0.00001
Address of issuer's principal executive offices: 4370 La Jolla Village Drive, Suite 1050, San Diego, California (CA), 92122
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001940120

## Reporting persons
- Tien-Li Lee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,983,724; sole dispositive power 0; shared dispositive power 2,983,724; aggregate amount beneficially owned 2,983,724 (13.7% of the class)
  Comment: (1) Amount beneficially owned comprised of: (a) 1,496,175 shares of common stock of the Issuer owned directly by the Reporting Person, Tien-Li Lee, (b) 1,474,028 shares of common stock of the Issuer owned directly by Jane Wu Lee, the Reporting Person's spouse, and (c) 13,521 shares of common stock of the Issuer issuable upon exercise of options to purchase common stock held by the Reporting Person that are exercisable within 60 days of March 31, 2025. The Reporting Person and Jane Wu Lee are spouses and each of them may be deemed to have shared voting and dispositive power over the shares of common stock of the Issuer held by the other.
  (2) Percent of class based on: (a) 21,695,920 shares of common stock of the Issuer outstanding as of March 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the Securities and Exchange Commission on May 14, 2025 (the "Form 10-Q"), plus (b) 13,521 shares of common stock of the Issuer issuable upon exercise of options to purchase common stock held by the Reporting Person that are exercisable within 60 days of March 31, 2025.
- Jane Wu Lee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,983,724; sole dispositive power 0; shared dispositive power 2,983,724; aggregate amount beneficially owned 2,983,724 (13.7% of the class)
  Comment: (1) Amount beneficially owned comprised of: (a) 1,474,028 shares of common stock of the Issuer owned directly by the Reporting Person, Jane Wu Lee, (b) 1,496,175 shares of common stock of the Issuer owned directly by Tien-Li Lee, the Reporting Person's spouse, and (c) 13,521 shares of common stock of the Issuer issuable upon exercise of options to purchase common stock held by Tien-Li Lee that are exercisable within 60 days of March 31, 2025. The Reporting Person and Tien-Li Lee are spouses and each of them may be deemed to have shared voting and dispositive power over the shares of common stock of the Issuer held by the other.
  (2) Percent of class based on: (a) 21,695,920 shares of common stock of the Issuer outstanding as of March 31, 2025, as reported in the Form 10-Q, plus (b) 13,521 shares of common stock of the Issuer issuable upon exercise of options to purchase common stock held by Tien-Li Lee that are exercisable within 60 days of March 31, 2025.

## Item 1. Issuer
Name of issuer: Aardvark Therapeutics, Inc.
Address of issuer's principal executive offices: 4370 La Jolla Village Drive, Suite 1050, San Diego, CA 92122

## Item 2. Person Filing
Name of person filing: (i) Tien-Li Lee and (ii) Jane Wu Lee (together, the "Reporting Persons")
Address of principal business office or, if none, residence: c/o Aardvark Therapeutics, Inc., 4370 La Jolla Village Drive, Suite 1050, San Diego, CA 92122
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,983,724 shares of common stock of the Issuer, comprised of: (a) 1,496,175 shares of common stock of the Issuer owned directly by Tien-Li Lee, (b) 1,474,028 shares of common stock of the Issuer owned directly by Jane Wu Lee, and (c) 13,521 shares of common stock of the Issuer issuable upon exercise of options to purchase common stock held by Tien-Li Lee that are exercisable within 60 days of March 31, 2025. Tien-Li Lee and Jane Wu Lee are spouses and each of them may be deemed to have shared voting and dispositive power over the shares of common stock of the Issuer held by the other.
Percent of class:
13.7%
Percentage based on: (a) 21,695,920 shares of common stock of the Issuer outstanding as of March 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the Securities and Exchange Commission on May 14, 2025, plus (b) 13,521 shares of common stock of the Issuer issuable upon exercise of options to purchase common stock held by Tien-Li Lee that are exercisable within 60 days of March 31, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
2,983,724
See description under Item 4(a) above.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
2,983,724
See description under Item 4(a) above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Tien-Li Lee: /s/Tien-Li Lee, Tien-Li Lee (05/15/2025)
- Jane Wu Lee: /s/ Jane Wu Lee, Jane Wu Lee (05/15/2025)
Comment: Exhibit 99.1 - Joint Filing Agreement